UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PINNACLE ENTERTAINMENT, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.10 per Share
(Title of Class of Securities)
723456109
(CUSIP Number of Common Stock Underlying Class of Securities)
Elliot D. Hoops, Esq.
Vice President and Corporate Counsel
Pinnacle Entertainment, Inc.
8918 Spanish Ridge Avenue
Las Vegas, Nevada 89148
(702) 541-7777
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)
$747,831.00	$87.00

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Value assumes that all options to purchase the Issuer’s common stock that may be eligible for exchange in the offer will be tendered for new options and cancelled pursuant to this offer. These options have a value of $747,831.00 calculated using the Black-Scholes method based on a price per share of common shares of $11.33, the average of the high and low prices of the Issuer’s common shares as reported on the New York Stock Exchange on August 9, 2011. The amount of the filing fee equals $116.10 per $1,000,000.00.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $87.00	Form or Registration No. SCT TO 005-33517
Filing Party: Pinnacle Entertainment, Inc.	Date Filed: August 11, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 to Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Pinnacle Entertainment, Inc. (the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 11, 2011, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on August 12, 2011, in connection with the offer by the Company to certain eligible employees of the Company, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.10 per share (the “Exchange Offer”).

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 2 amends and restates only the item in the Schedule TO that is being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 2 is the final amendment to the Schedule TO and reports the results of the tender offer. This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act. All defined terms used in this Amendment No. 2 have the same meaning as in the Offer to Exchange.

Item 4. Terms of the Transaction.

(a)	Material Terms.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following information:

“The Offer expired at 11:00 p.m., Eastern Time, on September 9, 2011. At the expiration of the Offer, there were a total of 30 Eligible Employees who held Eligible Options covering 299,500 shares of the Company’s common stock. Each of the 30 Eligible Employees participated in the Offer. Pursuant to the terms of the Offer, we accepted for cancellation and cancelled Eligible Options covering 299,500 shares of the Company’s common stock, representing 100% of the total Eligible Options. Subject to the terms and conditions of the Offer, the Company issued New Options covering 144,908 shares of the Company’s common stock in exchange for the Eligible Options surrendered in the Offer. The exercise price of the New Options is $11.25 per share, which was the closing price of the Company’s shares of common stock on September 9, 2011, as reported by the New York Stock Exchange.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PINNACLE ENTERTAINMENT, INC.
Date: September 12, 2011	By:	/s/ Carlos A. Ruisanchez
Carlos A. Ruisanchez,
Executive Vice President and Chief Financial Officer